EXHIBIT A

Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal

DEFENDERS MULTI-STRATEGY HEDGE FUND, LLC

(formerly named BNY/Ivy Multi-Strategy Hedge Fund LLC)

November 10, 2009

Dear Member:

We are writing to inform you of important dates relating to a tender offer by Defenders Multi-Strategy Hedge Fund, LLC (formerly named BNY/Ivy Multi-Strategy Hedge Fund LLC) (the “Company”) pursuant to which the Company is offering to repurchase limited liability company interests in the Company (“Interests”) from members of the Company (“Members”), as described in the attached Notice of Offer to Purchase. In addition, we wish to notify you that the Board of Managers of the Company (the “Board”), at an upcoming meeting of the Board, will consider a proposal that the Company take the steps necessary to change its tax status and be taxed as a “regulated investment company” (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, if (and when) the Company meets the requirements for qualification as a RIC, and will also consider the adoption of amendments to the Second Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”) to facilitate this change and the Company’s operation as a RIC. The proposed change in the taxation of the Company, which is discussed more fully below, would enable the Company to report tax information to Members annually on Form 1099 (rather than on Schedule K-1, as is now the case) and would simplify how Members report their income from the Company on their income tax returns. For the reasons discussed below, the Company believes that the contemplated changes in its tax status and reporting would be beneficial to the Company and Members.

INFORMATION ABOUT THE TENDER OFFER

As described in the attached Notice of Offer to Purchase, the Company is offering to purchase from Members up to $35 million of Interests at a price equal to the net asset value of Interests determined as of December 31, 2009. The tender offer period will begin on November 10, 2009 and will end at 12:00 midnight, eastern time, on December 9, 2009. The purpose of the tender offer (“Offer to Purchase”) is to provide liquidity to members that hold limited liability company interests in the Company (“Interests”). Interests may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than December 9, 2009. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR INTEREST FOR PURCHASE AT THIS TIME.

All tenders of Interests must be received by the Company’s Transfer Agent, The Bank of New York Mellon, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 9, 2009.

If you have any questions, please refer to the attached Notice of Offer to Purchase document, which contains additional important information about the Offer to Purchase, or call your Account Executive or Global Fund Services at our Transfer Agent at (877) 470-9122.

INFORMATION REGARDING THE PROPOSED CHANGE

IN TAX TREATMENT OF THE COMPANY

Prior to the end of 2009, the Board will consider a proposal that the Company elect to be taxed as a RIC and will also consider the adoption of amendments to the LLC Agreement to facilitate this change in the Company’s

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tax status. If this proposal is approved by the Board, the Company expects that they will become effective if (and when) it meets the requirements for qualification as a RIC, but in no event prior to January 1, 2010. Following these approvals and when the Company is prepared to effect the proposed change, the Company would modify its tax filings so as to qualify for tax treatment substantially similar to that of publicly offered mutual funds, rather than as a partnership for Federal tax purposes. This change, if implemented, will allow for simplified tax reporting by the Company to Members on IRS Form 1099 instead of the current Schedule K-1 (and, given the mailing requirement for Form 1099, will result in earlier tax reporting to Members than that currently provided for). In addition, the change will facilitate investment in the Company by tax-exempt U.S. investors because, if the Company is taxed as a RIC, such investors will not incur unrelated business taxable income (also known as UBTI) with respect to their investments in the Company (provided they do not borrow to acquire their investment in the Company).

It is contemplated that, in connection with the proposed change in the Company’s tax treatment, the LLC Agreement will be amended, by action of the Board, to eliminate provisions that are unnecessary if the Company is not taxed as a partnership and to add provisions that will better accommodate the operation of the Company as a RIC. This letter is intended to provide you with notice of, and to describe, these changes in the LLC Agreement. It is important to note that the Company believes that the contemplated change in the Company’s tax status and reporting would be beneficial to the Company and its Members and be attractive to potential new investors. You have the opportunity to withdraw from the Company as a Member by tendering your Interest in the Offer to Purchase if you consider the new tax treatment of the Company to be unsuitable to your circumstances or object to the amendment of the LLC Agreement.

The Company’s investment adviser (the “Adviser”) believes that the proposed change in the tax treatment will not necessitate any material changes in the Company’s investment program or in the management of the Company’s investment portfolio. However, the Adviser may need to obtain certain information from underlying portfolio funds (“Portfolio Funds”) and/or structure the Company’s investments in Portfolio Funds in such manner so as to help assure that the Company qualifies as a RIC. Further, the Company may be precluded from making certain investments that would adversely affect the Company’s ability to qualify as a RIC, which it might otherwise have made.

It is not expected that the change in tax treatment will affect the value of your Interest. The proposed new tax treatment will, however, require that the Company’s current “capital account” structure (in which net increases and decreases in the net value of the Company’s assets are allocated to and reflected as changes in the value of each Member’s capital account, generally on a pro rata basis) be replaced by a structure in which Members will participate in the Company’s gains, losses, income and deductions on the basis of the number of units of the Company they hold relative to the total number of Company units outstanding. Upon transition to the new tax treatment, the interests of Members in the Company will be represented by units, and each Member will be issued units in the Company equal in value to the value of the Member’s capital account immediately preceding the transition. Individual capital accounts will be replaced with a general Company account and, going forward, Members will refer to the number of units they hold when calculating the value of their investments in the Company. Each unit will represent an equal pro rata interest in the Company and will have the same net asset value as other units, and variances in Members’ relative interests in the Company will be reflected in the number of units held by each Member. The LLC Agreement would be revised to reflect these changes. The Company believes that Members will find this arrangement simpler and easier to understand than that currently in place.

Because the new tax treatment will require the Company to make certain annual distributions to Members, the Company also expects to establish a program to allow for the automatic reinvestment of these distributions in the Company. Under the program, when a Member’s distribution is reinvested, additional Company units will be issued to that Member in an amount equal in value to the distribution. However, Members who do not wish to reinvest their distributions will have the ability to elect to receive cash distributions (which will be paid by check, wire transfer or, in the case of units held through a brokerage account, by crediting funds to the brokerage account). More information will be provided to you regarding this automatic dividend reinvestment program if the contemplated changes are authorized.

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Certain tax risks and additional costs would be associated with the Company’s taxation as a RIC. With respect to risks, the Company would need to satisfy various asset diversification and source-of-income tests. This will require significant support from the Portfolio Funds. The Company would also be required each December to make certain “excise tax” calculations on certain undistributed income of the Company based on income and gain information that must be obtained by the Company from Portfolio Funds. If the Company does not receive accurate information from Portfolio Funds or does not satisfy the applicable tests for RIC qualification, the Company could be subject to the excise tax on undistributed income or subject to tax on its income. With respect to costs, the Company would incur certain costs relating to tax compliance and reinvestments of dividends and other distributions. In addition, to facilitate investments that the Adviser believes to be attractive in a manner consistent with RIC qualification requirements, the Company might, in certain situations, invest in “passive foreign investment companies” (which are offshore investment funds that are treated as corporations for U.S. tax purposes). Such investments may involve costs or other inefficiencies to the Company, including U.S. withholding taxes, that the Company does not incur when it invests in U.S. domestic investment funds. The Board of Managers will consider these various matters in determining whether or not to approve the change in the Company’s tax status.

If the Board approves the matters necessary to effect the change in the Company’s tax treatment, the Company will seek to take all necessary steps in order to effect the change on January 1, 2010 such that, beginning with a Member’s 2010 tax year, Members would receive tax reporting from the Company on Form 1099 only. However, depending on when the transition to the new tax treatment is actually completed, there is a possibility that Members may receive reports from the Company on both Form 1099 and Schedule K-1 for the 2010 tax year. Thereafter, only Form 1099s would be used should the proposed change have been effected. However, there is no assurance that the Company will be successful in effecting the proposed change. The Company believes that the election of the Company to be taxed as a corporation and its qualification as a “regulated investment company” should not be a taxable event to Members. Nevertheless, there is no assurance that the Internal Revenue Service will agree with such a position, in which case it may treat the transaction as a taxable event to Members. Members should consult their tax advisers regarding the specific tax consequences associated with the proposed change in tax treatment of the Company.

The Company does not expect the contemplated change in its tax treatment (and the related amendments to the LLC Agreement) to affect materially the amount of Interests tendered by Members for purchase by the Company in the Offer to Purchase. However, to the extent there is a significant increase in Interests tendered in the Offer to Purchase, or in future similar offers made by the Company, the net assets of the Company could be reduced by a greater amount than would otherwise be the case. A reduction in the net assets of the Company could limit the Company’s access to certain investment opportunities, cause the Company to sell portfolio investments it would not otherwise have sold, or result in Members who do not tender their Interest bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease proportionately with the reduction in net assets of the Company. These effects may be reduced or eliminated to the extent that the Company receives investments from new investors and existing Members. As described in Section 7 of the attached Notice of Offer to Purchase, the Company reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer to Purchase, to cancel the Offer to Purchase, amend the Offer to Purchase and postpone the acceptance of tenders made pursuant to the Offer to Purchase.

The Company believes that the proposed change in its tax treatment will make the Company a more attractive investment alternative for both new investors and existing Members. If you have any questions regarding this change, please call your Account Executive or Global Fund Services at our Transfer Agent at (877) 470-9122.

Sincerely,

Defenders Multi-Strategy Hedge Fund, LLC

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